GREAT-WEST FUNDS, INC.

8515 East Orchard Road

Greenwood Village, Colorado 80111

July 5, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Great-West Funds, Inc. (the “Registrant”)
Post-Effective Amendment No. 156 to Registration Statement on Form N-1A
File Nos. 2-75503, 811-03364

Commissioners:

Reference is made to post-effective amendment no. 156 (“Amendment No. 156”) to the above referenced registration statement filed on behalf of Great-West Funds, Inc. pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”) filed with the Commission on June 29, 2018 (SEC Accession No. 0001193125-18-209167).

I. Summary of Changes

The purpose of Amendment No. 156 is to update the Registrant’s registration statement to: (i) reflect the addition of Investor Class and Class L shares to certain series of the Registrant and (ii) make conforming changes to the Statement of Additional Information (“SAI”) and Part C.

II. Request for Selective Review

The Registrant respectfully requests selective review of Amendment No. 156 pursuant to (i) Division of Investment Management IM Guidance Update No. 2016-06 (Dec. 2016) (“2016 IM Guidance”) and (ii) Securities Act Release No. 6510 (Feb. 15, 1984) (“1984 Release”). The Registrant notes that, in the 2016 IM Guidance, the Commission staff has encouraged registrants to request selective review of a filing “that contains disclosure that is not substantially different from the disclosure contained in one or more prior filings by the [Registrant] or other [Registrants] in the complex.” The 1984 Release states that the Commission staff “will try to notify each registrant promptly concerning what level of review will be accorded their filing.” The 1984 Release further states that “the staff expects to notify registrants concerning the status of their filings within ten calendar days of the filing date.”

In support of its request, and as instructed in the 2016 IM Guidance, the Registrant notes that Amendment No. 156 is identical to the post-effective amendment no. 155 filed on June 21, 2018 (“Amendment No. 155”) in all material respects except as noted in Part I above.

Other than the material changes noted in Part I above, the Registrant believes there are no specific areas in the Amendment No. 156 that warrant particular attention.

Accordingly, the Registrant respectfully submits that the Commission staff can focus its review on the changes detailed above in Part I, and that, to the extent the staff has reviewed the existing disclosures, it will already be familiar with the features described.

III. Procedural Matters

The Registrant will include the necessary exhibits to its registration statement in the Registrant’s filing pursuant to paragraph (b) of Rule 485.

To assist the Commission staff, we are delivering a courtesy copy of Amendment No. 156, which is marked to reflect changes made since Post-Effective Amendment No. 15 to Mr. Keith Gregory of the Division of Investment Management Disclosure Review Office

Please direct any question or comment regarding Amendment No. 156 to me at (303) 737-3011 or to Ryan L. Logsdon at (303) 737-4675.

Sincerely,

/s/ Cara B. Owen

Cara B. Owen

Senior Counsel & Assistant Secretary

Great-West Funds, Inc.

Enclosures

cc:	Keith Gregory of the Division of Investment Management Disclosure Review Office

Ryan Logsdon, Vice President, Counsel & Secretary, Great-West Funds, Inc.